

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2013

Via E-mail
David A. Fine
Jeffrey R. Katz
Ropes & Gray LLP
800 Boylston Street - Prudential Center
Boston, MA 02199

Re: Morgans Hotel Group Co.
Definitive Proxy Soliciting Materials filed under Rule 14a-12
Filed by OTK Associates LLC et al. on April 5, 8 and 15, 2013
File Number 1-33738

Gentlemen:

We have reviewed the above-captioned filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the past filings, by providing the requested information, or by advising us you will take the comments under advisement when making future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments.

DFAN14A filed on April 5, 2013

1. Without explanation, support, or a factual foundation as required by Note b. to Rule 14a-9, these soliciting materials appear to impermissibly impugn the character and integrity of the Morgans Hotel Group's Board by making the following assertions:

    "The board's actions are invalid under applicable Delaware law, and will further disenfranchise stockholders while thoroughly entrenching the current board and management";

    "…attempt to both rig an election and defend a self-dealing transaction…" and

    "…engaging in self-serving transactions…"

    These assertions implicitly accuse the Board of breaching its fiduciary duties even though the matter had yet to have been adjudicated at the time the assertion was made. The participants are not authorized to make legal determinations on behalf of the Delaware courts. Please revise and/or undertake in a future filing to make clear, if true, that the participants were only expressing an opinion. Disclose in that communication the factual foundation for such opinion, or provide the factual foundation to us on a supplemental basis.

DFAN14A filed on April 8, 2013

2. This communication conclusively and unequivocally states that the Board has engaged in the "continued waste of corporate assets to advocate for a coercive and dilutive transaction…"

Please revise and/or undertake in a future filing to make clear, if true, that the participants were only expressing an opinion. Disclose in that communication the factual foundation for such opinion, or provide the factual foundation to us on a supplemental basis.

DFAN14A filed on April 15, 2013

3. This communication conclusively and unequivocally states that the Board has engaged in:

"…ongoing attempts at self-preservation…;"

conduct involving cash allocation decisions that "will more likely be burned to fund management's outsized compensation and employment agreements" and result in its counter proxy solicitation defense amounting to a "wasteful cash burn;"

actions reflecting a "desire to entrench and benefit management and the board at the expense of stockholders;" and an "attempt to place shares in friendly hands prior to a vote" while not disclosing that there has been announced a $100 million rights offering open to all of Morgan's existing stockholders, including OTK;

attempts to suggest that Morgans has retained the services of "five separate law firms representing directors and management," without acknowledging the participants' role in launching the incident proxy contest and its role in prosecuting litigation against Morgans; and

unsubstantiated efforts to characterize Morgans' employment arrangements as "outsized compensation and employment agreements that bear no relation to performance" and the issuance of a constructive promise that with the election to the Board of OTK's director nominees, Morgan's equity could be "meaningfully higher priced".

Please revise and/or undertake in a future filing to make clear that the participants were only expressing an opinion. Disclose in that communication the factual foundation for each such opinion, or provide the factual foundation to us on a supplemental basis. In addition, please be advised of the application of Note a. to Rule 14a-9 and Exchange Act Release No. 16833 (May 23, 1980) to the extent any additional predictions as to future market value are made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions